Filed by Mountain Crest Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40562

Subject Company: CH AUTO INC. and CH-AUTO TECHNOLOGY CORPORATION LTD.

The following article is translated from communication originally made available in Chinese by CH-AUTO TECHNOLOGY CORPORATION LTD. (“CH-AUTO”) on the website of Bilibili on June 21, 2022.

Title: The Speech for QIANTU K20 Launch Event
Speaker: Lu Qun

Hello, everybody! I am Lu Qun.

Welcome to the Qiantu K20 launch event!

Recently I kept thinking that the times are changing, and young people emerge in every age, so what has happened to them in every age?

We used to be young people. When I was in my twenties, three talented rock musicians popularly known as Moyan Sanjie rose as pop stars. He Yong, one of the three rockers, released the song “Bumps On My Head” in 1994. Just like the lyrics, at that time, we woke up each morning to challenge the world, always curious about the unknown world and never afraid to hit the wall, despite the fact that we often ended up with bumps on our head, for “sometimes people taught us a lesson, or sometimes we just asked for it.”

I could say, back in 1994, we were fearless, free and easy, and full of hope for the new century.

Then how about today’s young people? What are they like?

Never ever try to generalize today’s youth in simple words.

He Bin, an actor of my age, said, “the imagination of our generation is not enough to imagine the future of your generation.”

A junior high school student in 2021 said, “I don’t know what kind of person I want to become, but I know what kind of person I don’t want to become”

Their biggest characteristic is having infinite possibilities. The number of adjectives used to describe them should be the infinite.

They are a generation that are not to be defined, so I cannot define them.

Then, as an auto brand as young as them, we, Qiantu Motors, are wondering what kind of car could match this not-to-be-defined generation.

I finally come up with a word that we all know what it means, but find it difficult to explain or describe in accurate language.

That is HOT HATCH or a Hot Hatchback.

This is a word that is also hard to be defined.

There is no fixed standard to define what makes a hot hatch.

If too expensive - NO; no high performance - NO; high performance but not very cool - NO.

Suppose a car has very high performance and very cool look, but it does not have any of your signature or your personality. Well, it sounds like a hot hatch, but it seems that something is missing.

A hot hatch is simply a symbol that is full of infinite possibilities and offers you infinite fantasies.

It cannot be defined. But like young people, it makes you feel a strong sense of power, pushfulness and a little bit of willfulness and stubbornness.

In many people’s mind, a hot hatch stands for the pursuit of high performance and personal taste.

Speaking of hot hatches, most people would come up with classical models like GTI, Honda Civic, Mini Cooper, and MX-5.

Well then, how about this one? (Pure electric hot hatch)

I am afraid there is no such thing for now.

Now here comes Qiantu K20 for this.

Now I ask you to simply associate the term “pure electric hot hatch” with Qiantu K20 firmly in your mind.

That’s correct. Qiantu K20 is a pure electric hot hatch specially designed for those young people who are not to be defined.

It perfectly inherits Qiantu K50’s sporting gene and has some features that cannot be defined to embrace every young person who is not to be defined.

Qiantu K20 is likely the first real pure electric hot hatch in its class.

Considering various industrial design problems, many carmakers just designed their electric vehicles of this class with a typical “old-fashioned” or “adorkable” look. There are few options for us on this homogeneous market.

How can we put up with things like this? After all, we used to be young people and have been learning and working on automotive design for so long.

So we just did our best to present this pure electric hot hatch, no matter what it costs.

The question is: and what makes K20 a real hot hatch?

Here I give you some core keywords about Qiantu K20.

Sport, Look and Personality. Sport means the racing gene inherited from K50; Look means the appearance that keeps your heart pumping; and Personality means the personalized configurations that can really blow your mind.

Next, I will further explain these three keywords.

What does sport mean?

The better the data on paper does not necessarily mean that you will get a better driving experience.

First of all, we think sport should be a state.

This state cannot be described and measured by numbers. Take heart rate for example. When you are nervous, your heart beats faster; when you ride a roller coaster, your heart beats faster; and when you do a 100-meter sprint, your heart also beats faster.

Your heart rate may rise to the same level in these three states. But by looking at this value, can we simply judge which state you are in?

This is also true regarding the relationship between 0-100km/h acceleration capability and being sporty.

What is Qiantu K20’s 0-100km/h acceleration capability? It is 4.7s.

And our slogan is: refuse to be silly fast, and let 4.7s happen in real driving.

I am well aware that the figure of 4.7s is not a astonishing number in the electric vehicle industry, Competitive SUV brands can finish the acceleration in a little longer than 3 seconds, but I just want to ask you: “Dare you drive an SUV to that number on the road? Have you ever driven your car at that speed in real life? You may feel the thrill of that speed when you test drive in a special test driving event where the test track is specially arranged, straight, flat and spacious. Are you confident enough to drive that fast in everyday driving?”

As a veteran in the automotive industry, I know it very well: the 0-100 acceleration figure is actually the result of a simple formula about the torque of the motor and the weight of the car. The higher the torque and the lighter the car, the shorter the 0-100 acceleration time is. This is just a simple upgrade to the motor. It’s an easy job for us.

To make the 4.7s really happen in daily driving, you need to add the corresponding suspension system, dynamic torque output, axle load distribution, chassis tuning, and steering feedback functions to a car. This is a more important, more difficult job. And this is what makes a car really sporty.

With Qiantu K20, we want you to tell the real difference between “silly fast” and “sporty.”

This is where the real driving fun lies.

Of course, since we call it a hot hatch, it is my job to tell you the power of our model – front and rear dual motor configuration with a peak power output of 217 horsepower.

The 217 horsepower data also does not mean much by itself. 217 horsepower does not make real sense until you feel the sense of security from firm grip of four-wheel drive and the sense of power from instant power release.

Come on! Front and rear double wishbones! Front and rear double wishbones! Front and rear double wishbones! Important things are to be repeated three times.

All K20 models have front and rear double wishbones as a standard configuration!

It seems that there is no need to say more after mentioning this phrase.

Let’s look back on the classic models that have front and rear double wishbones: Rolls-Royce Cullinan, Rolls-Royce Ghost, Ferrari Enzo, McLaren GT, and of course Qiantu K50.

And today, the front and back double wishbones “find their way into not very expensive models.”

If you now search “front and rear double wishbones” on the Internet, you’ll find a very detailed analysis of their merits and demerits.

There are a large number of merits, and two major demerits: high cost and difficulty to tune.

But you need not worry about the two demerits.

All you need to know is that it enables your tires to work at the best grounding angle at all times, and it offers the car body the excellent body control ability. This is the key to making the 4.7s truly happen.

Of course, it is very cool, but it has to be safe enough as well.

Double wishbone suspension and dual motors also offer a safety feature arising from a superior sense of control – the driver can do precise yielding and lane changing under extreme situations. The dual motors distribute torque output in time so that the corresponding wheel could release the appropriate power whenever necessary to offer the maximum maneuverability, safety and stability.

This is the sporty aspect of K20.

The second core keyword, look.

What does look mean?

You may think you bought a good-looking car, but this is just a PUA (pick-up artist) show.

Why do I say PUA? Because nowadays we are facing a lot of marketing information about new models all the time. Major auto brands are always launching their new models, but have they really worked hard on the look of their models? The cookie-cutter models, old-fashioned models, big-headed doll models, and even copycat models in the name of replica may receive a sea of praises on major social media today.

“XXX model is GOAT (Greatest of All Time). XXX model looks so charming. XXX model looks just fabulous ...”

Everyone else says they look beautiful, so do they really look so beautiful?

Aren’t we just looking at the same thing?

The efforts to make a car look appealing should focus on the design instead of marketing. Despite all the packaging and marketing, the lack of innovation cannot be covered up.

Look is actually a matter of different tastes.

However, the point I want to share with you today is that there are some basic criteria to judge the look of a model in automotive modeling design.

We have to follow the two most central elements of automotive design: proportion and posture.

We use the wheels as a scale to measure the proportional posture of the whole vehicle, so that we can better present its inner proportional logic.

As you can see, K20’s wheelbase has nearly four wheels in proportion. K20 is not a large vehicle by absolute size, but it has a very slender body shape visually.

This gives more streamlined design and fuller, less bulky shape to K20.

Meanwhile, vertically, the height of the car is the length of two wheels, making the K20 look more stanced. It has the sporty feeling of flying close to the ground.

After talking about the posture, let’s take a look at an eye-catching line on the K20 body that divides the colors of the body of the car. We call it the wavy line.

The wavy line is the “eye” of the car in terms of styling - a focal point where many design elements meet.

The designer placed the wavy line on the vehicle’s vertical and horizontal golden ratio point. Through this “eye”, we control the waistline seal, door slit and the vehicle’s major proportional relationships to achieve the beauty of harmony.

Careful design of proportional relationships in details is seen throughout the car. Due to these efforts, the K20 we see today looks smart, unrestrained, and stylish.

In addition, to our knowledge, we designed what is likely the first mass-produced special-shaped rear door in the history of automotive design - we call it the lightning rear door.

K20’s rear door is injection molded, using a polycarbonate polymer composite. This door has the clear view of glass and the styling plasticity that glass cannot afford.

The lightning rear door meets all rear-door functional requirements, and it is actually a big “wind deflector.”

Then let’s look at the interior design. Our interior adopts the design concept of wrap-around space capsule cockpit. The futuristic suspended triple screen design is the core of the interior design. With all vehicle control information and Internet of Vehicle information visible at a glance, you feel like being in a spaceship.

Of course, we also provide cross-class frameless doors.

Frameless doors are not a very rare configuration today, but they are seldom used on K20-class hot hatches. We do this just to make it a real hot hatch.

Well next, let me introduce you the greatest feast for your eyes.

Before I move on to the next item, I’d like to ask you a question: “Before you know K20, which model do you think is the best-looking one?” Please keep its image in your mind, and then watch this video.

Back to the question I just asked: is the car you just thought of a convertible?

I have asked many friends, colleagues the same question before. Only one out of all answers was a convertible.

Why? That’s because convertibles are generally high-priced and seldomly come into their mind as a viable option. They never had any opportunity to shop for a convertible, so their choices were naturally limited to hard-top models.

However, there is no doubt that the best-looking model is always a convertible.

So, in addition to K20 hard-top version, Qiantu K20 convertible will be coming soon.

The convertible design of the car requires us to spend a lot of energy to complete the safety structure design and safety test.

When other brands are only able to provide different colors, paintwork, and wheels, etc., they begin to tout the excellent look of their products. With the convertible version as a result of our great energy and efforts, I want to tell you frankly: “We take the beauty of the car very seriously.”

Watch out. Many car brands are trying to play PUA on you. If a car cannot make you fall into love at first sight, how can you say it looks good?

Next, let me explain the third keyword of K20 to you: personality.

What does personality mean?

Does personality just mean one is different from others?

We see this sentence in other car brands’ advertisements quite often: personalized configurations set you apart.

Is our personality all about being different from others? Does it make sense that our personality depends on comparisons with others?

We don’t think so.

Personality is confidence. Personality is about being yourself, no matter what others say. Even when you and others wear the same clothes, you always believe that you are the best-looking person.

Whether it is “fancy dress” or “plaid shirt”, that is your personality so long as it fits you the best.

Personality is about configuring a car that perfectly matches your own personality.

You don’t have to choose a configuration just to be different from others.

After all the most suitable configurations for you are selected, your car will be unique.

Of course, we offer numerous options for you to do your individual configurations.

In terms of appearance, we offer full vehicle-level customization of the entire exterior structure of car body, just like the “character creator” in a video game.

Two-tone paintwork, hood ornaments, and the color of caliper and A-pillar. You can configure yourself just like in a racing game.

We will make your car after you choose your own configurations.

In addition to the exterior, we also have launched more than 40 optional configurations.

Powertrain, safety systems, lights, air conditioning, seats, driver assistance systems, and so on.

All items are up to you.

You might have had the following experience: the deluxe version of a certain model has only one configuration you want, but you had to spend more money and buy the deluxe version for that configuration, or you have to give up this configuration and switch to the basic version.

With the K20, you won’t run into those problems.

Some people may have the fear of making decisions, or just want to do the “character creator” and do not know much about the powertrain and things like that, and are unwilling to choose configurations by themselves.

For those consumers, we have a number of official recommendation packages, so that they could place orders easily based on our professional recommendations on configuration.

For car owners who have picked up their cars, if you have been driving Qiantu K20 for some time and want to change the look, or upgrade the vehicle, feel free to tell us your requirements.

We offer three upgrade packages for our car owners.

First, the chassis upgrade for better driving performance.

We provide sports packages of different levels to upgrade the chassis of your car to enhance the car’s maneuverability.

As your ability to drive the K20 increases, the K20 is evolving itself, keep upgrading and pushing up its own limits.

Second, system software upgrades for in-vehicle interaction enhancements.

Though K20 has L2.5-level intelligent driving system, intelligence has no upper limit.

We offer three types of software upgrades: first, software upgrade for the UI interface of in-vehicle screens; second, software upgrade for the electric motor control, battery management efficiency and other underlying software; third, regarding the intelligent control system installed in the car, we can do a more advanced algorithm upgrade and iteration.

Third, skin styling upgrade.

This upgrade is actually a facelift. You may contact us directly for a shell replacement on Qiantu K20.

In addition, for skin styling, we have a very typical case to share with you.

The decorative strip for the hood, we call it a “tie” internally - and it can really be like a tie in terms of replacement frequency and difficulty.

Finally, we hope that K20 will become an accessory for your personal image - just like we often change our phone case to match your mood and outfit, you can change your “tie” to do the same.

So far, I have explained three key words “sport, look, and personality.” We may well forget all those jargons and catchphrases. Let’s explain it more plainly.

For Qiantu K20, six words are enough to describe it: good driving, good looking, and great fun.

That’s right. Just six simple words. This is a continuation of Qiantu K50’s original intention - “make a great car.” This time, let me add more details here for K20: “Make a great car that offers good driving, good looking and great fun.”

Then we look back at these six words, and think again what makes a hot hatch.

A hot hatch is a word that is not to be defined, but at least it should meet the following requirements: good driving, good looking, and great fun.

Only when a car satisfies the requirements of good driving, good looking and great fun can it be called a hot hatch.

Okay, so much for this event. That’s the three keywords I want to explain to you for Qiantu K20.

There are many parameters in this picture that I just did not provide detail, such as the maximum 500KM range, Bosch ESP 9.3, solar-powered fresh air system, carbon fiber reinforced technology, as low as RMB 4 cents of electricity fee per kilometer and so on… All these are to make sure that you can drive well and have fun. If you are interested, you can take screenshots here or take photos. Take a closer look at our specs and configurations.

Finally, I think I have to answer the concerns of the audience. Now is the time to announce the price of Qiantu K20.

The other day, many friends took part in a price guessing game on Qiantu K20 model with top configurations, and the price guessing results averaged at RMB191,200. In fact, the actual price of our K20 top-configuration version is RMB149,800.

More importantly, the starting price of K20 entry version is: RMB86,800.

We welcome you to place a pre-order in our official mini program. The pre-order deposit of RMB199 will expand to RMB1,999 as part of your payment for car purchase. And early birds will have an opportunity to get a cash discount up to RMB10,000. We are going to do the deliveries according to your ordering sequence. First order, first served.

Well, my part of today’s event is over.

At the end, I would like to share one of my small habits. Every year when the New Year’s bell rings, I will share in my circle of friends the 1999 New Year’s message from the newspaper Southern Weekend.

“There is always a power that brings us to tears.”

I used to think that shows my firm idealism; and today, my feeling is closer to：O ever youthful, O ever weeping.

Qiantu K20, hopefully you’ll like it. Thank you all.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. CH-AUTO’s (referred herein as Qiantu or Qiantu Motor) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, CH-AUTO’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside CH-AUTO’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”) between CH-AUTO and Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) (“Mountain Crest”); (2) the outcome of any legal proceedings that may be instituted against Mountain Crest and CH-AUTO following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Mountain Crest and CH-AUTO, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on CH-AUTO’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain the listing of CH AUTO Inc.’s ordinary shares on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CH-AUTO to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Mountain Crest or CH-AUTO may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to CH-AUTO; (13) risks related to the organic and inorganic growth of CH-AUTO’s business and the timing of expected business milestones; (14) the amount of redemption requests made by Mountain Crest’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of Mountain Crest for its initial public offering and the proxy statement relating to the proposed business combination, including those under “Risk Factors” therein, and in Mountain Crest’s other filings with the SEC. Mountain Crest cautions that the foregoing list of factors is not exclusive. Mountain Crest and CH-AUTO caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Mountain Crest and CH-AUTO do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, CH AUTO Inc. and Mountain Crest intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and a proxy statement on Schedule 14A, including a preliminary proxy statement and a definitive proxy statement. Mountain Crest’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CH-AUTO, Mountain Crest, and the proposed business combination. Promptly after filing its definitive proxy statement relating to the proposed business combination with the SEC, Mountain Crest will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting on the business combination and the other proposals. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, and other relevant materials filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Mountain Crest and its directors and executive officers may be deemed participants in the solicitation of proxies from Mountain Crest’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Mountain Crest will be included in the proxy statement for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed business combination when available. Information about Mountain Crest’s directors and executive officers and their ownership of Mountain Crest common stock is set forth in Mountain Crest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

CH-AUTO and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination.

Contacts:

For CH-AUTO TECHNOLOGY CORPORATION LTD.:

Qun Lu

Chairman and CEO

Building 4, AVIC International Industrial Park Area 1, Shijun North Street, Shunyi District, Beijing, China

For Mountain Crest Acquisition Corp. IV:

Dr. Suying Liu

Chairman, CEO, and CFO

311 W 43rd St, 12th Fl, New York, NY 10036, USA